\\poyne\acct\EDGAR\PENDING\a11402.doc
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

             Entergy Nuclear Indian Point 2, LLC
                     440 Hamilton Avenue
                   White Plains, NY  10601

     This certificate is notice that Entergy Nuclear Indian Point 2, LLC, a Delaware limited liability company, (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Company pursuant to the terms of a
             Credit Agreement between Entergy
             Global Investments, Inc. ("EGI") and
             Entergy Nuclear Indian Point 2, LLC
             ("ENIP2") which Credit Agreement
             (and related Note) were entered into
             on August 28, 2001(the "Credit
             Agreement").

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $20,000,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             EGI's effective cost of capital, as
             defined under Rule 52(b) under the
             Public Utility Holding Company Act
             of 1935, as determined from time to
             time by EGI and notified to ENIP2,
             in each case, computed on the basis
             if a 365 day year for the actual
             number of days (including the first
             day, but excluding the last)
             occurring in the period such
             interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, the Company may request
             advances from time to time up to the
             amount available under the Credit
             Agreement.  As of the date of this
             Certificate, funds in the amount of
             $10,000,000 were advanced by EGI to
             the Company on August 28, 2001.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than
             August 28, 2005.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Global Investments, Inc.

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by ENIP2 for working
             capital purposes with regard to the
             Indian Point 2 Plant, and in order
             to provide financial assurance, any
             advance of the available credit also
             may be used by ENIP2 to meet its
             expenses and obligations to safely
             operate and maintain the Indian
             Point 2 Plant, including payments
             for nuclear property damage
             insurance and a retrospective
             premium pursuant to Rule 10, Part
             140, Section 21 of the Code of
             Federal Regulations (10 CFR 140.21).

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a.   the provisions contained in the
             first sentence of Section 6 (b):
             b.   the provisions contained in the
             fourth sentence of Section 6 (b):
             c.   the provisions contained in any
             rule of the Commission other than
             Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                       ENTERGY NUCLEAR INDIAN POINT 2, LLC

                       BY:    /s/ Steven C. McNeal
                                 Steven C. McNeal
                           Vice President and Treasurer

Date: April 30, 2002